EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

August 28, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Class action against Bezeq

Following previous reports on this matter, on August 27, 2018, Bezeq received a decision by the Economic Department of the Tel Aviv District Court (the “Court”) that certifies a class action against Bezeq alleging that the shareholders of Bezeq incurred losses due to Bezeq’s certain failures to report to the Tel Aviv Stock Exchange and the alleged concealment of material information from the investor public regarding two significant issues: “Lowering interconnect charges” and “wholesale market reform”.

Regarding the cause of the wholesale market reform, the class action group was defined as anyone who purchased Bezeq’s shares starting on June 9, 2013 and held all or portion of the shares until the filing of the class action lawsuit. In this matter, the Court held that the plaintiff proved the existence of alleged damage, by virtue of the fact that during the period of disclosure, Bezeq’s stock price fell by 10%, but the actual damage will be calculated during the hearing of the main case.

With respect to the cause of the lowering of the interconnect charges, the class action group was defined as anyone who purchased Bezeq’s shares since February 28, 2013 and held them up to May 29, 2014. In this regard, the Court held that no impairment was recorded that could be attributed to the discovery of the alleged misleading information, but the plaintiff should be allowed to prove the during the hearing of the main case.

Bezeq is studying the aforementioned decision.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq . The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.